ChatChing, Inc.

September 8, 2011

Ryan Houseal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: ChatChing, Inc.
Registration Statement on Form 10
File No. 000-54461

Dear Mr. Houseal:

On July 14, 2011, ChatChing, Inc. (the “Company”) filed a registration statement on Form 10 (the “Form 10”) under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), File No. 000-54461.

The Company hereby requests immediate withdrawal of the Form 10, along with any amendments and exhibits.

The Company believes that withdrawal of the Form 10 is consistent with the SEC’s staff’s oral denial of the Company’s written request for interpretation that the Plan as described in the Form 10 was S-8 eligible. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing (pursuant to Exchange Act Section 12(g)(1)). Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.  As discussed with the Commission Staff, the Company intends shortly to file a new registration statement on Form S-1 to implement its business plan as described in the Form 10 being withdrawn.

It is our understanding that this application for withdrawal of the Form 10 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this request, please contact our attorney, Michael T. Williams, Esq.

Very truly yours,

CHATCHING, INC.

By:      /s/ Steve Pfirman
Name: Steve Pfirman
Title: President